PRESS RELEASE	OCTOBER 31, 2023

Largo to Release Third Quarter 2023 Financial Results on November 8, 2023

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its third quarter 2023 financial results on Wednesday, November 8, 2023 after the close of market trading. Additionally, the Company will host a conference call to discuss its third quarter 2023 results and other updates on Thursday, November 9 at 1:00 p.m. ET.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3RXJdiN to receive an instant automated call back.

You may also dial direct to be entered to the call by an operator using the dial-in details provided below.

Conference Call Details
Date:	Thursday, November 9, 2023
Time:	1:00 p.m. ET
Dial-in Number:	Local: +1 (416) 764-8650
North American Toll Free: +1 (888) 664-6383
Conference ID:	19034623
RapidConnect Link	https://emportal.ink/3RXJdiN
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: +1 (888) 390-0541
Replay Passcode: 034623#
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: https://www.largoinc.com/investors/Overview

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on implementing an ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com